

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via Facsimile
Mr. Peter E. Kalan
Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re: CSG Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for the Quarterly Period March 31, 2011**
> **Filed May 9, 2011**
> **File No. 000-27512**

Dear Mr. Kalan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition

Processing and Related Services, page 66

1.   We note that you have generally concluded that the multiple deliverables present in your agreements do not qualify as separate units of accounting and therefore you have treated the deliverables as a single unit of accounting with revenue recognized "somewhat

ratably." Please explain what is meant by "somewhat" ratable recognition. Additionally, describe your accounting policy for arrangements with multiple deliverables that do qualify as separate units of accounting, to the extent material.

Software Licenses, Professional Services and Maintenance Services, page 66

2.   Your disclosure on page 68 indicates that software maintenance services are recognized ratably over the service period. Please provide additional details regarding your policy related to arrangements that include both a software license and maintenance services. Specifically, describe how you considered ASC 985-605-55-74 and 75. To the extent that you have established vendor-specific-objective-evidence (VSOE) of fair value of your maintenance services, describe, in detail, your methodology for establishing VSOE of your maintenance services. Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of standalone sales used to establish VSOE.

Note 7 – Income Taxes

Deferred Income Taxes, page 81

3.   We note that you have taken a $20 million valuation allowance against your deferred tax liabilities. Additionally, we note that you have included net operating loss carryforwards within your deferred tax liabilities. Please tell us how your disclosures comply with ASC 740-10-50-2. In this regard, we note that your current disclosures appear to comingle deferred tax assets and liabilities.

Note 12 – Unaudited Quarterly Financial Data, page 88

4.   Please tell us how you considered the requirement to disclose gross profit within your quarterly financial data. Refer to Item 302(A)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies

Adoption of New Guidance on Revenue Recognition Related to Multiple-Deliverable Revenue Arrangements, page 7

5.   We note your conclusion that the majority of the deliverables related to your processing and related services continue not to qualify as separate units of accounting. Please clarify why these deliverables do not qualify as separate units of accounting and provide us with

a more detailed analysis to support your conclusion based on the guidance in ASC 605-25-25-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Jaime John for

Patrick Gilmore
Accounting Branch Chief